August 24, 2007

Via EDGAR CORRESP.

Mr. Jim B. Rosenberg

Mr. Frank Wyman

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20459

Re:	Arrowhead Research Corporation
Form 10-K for fiscal year ended September 30, 2006
File No. 000-21898

Dear Mr. Rosenberg and Mr. Wyman:

We have reviewed the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Annual Report on Form 10-K of Arrowhead Research Corporation (the “Company”) for the fiscal year ended September 30, 2006, as set forth in your letter dated June 28, 2007, to Mr. R. Bruce Stewart, Chief Executive Officer of the Company (the “Comment Letter”). We appreciate the comments intended to assist us in complying with applicable disclosure requirements and in enhancing the overall disclosure in our 10-K filing. We have set forth below our responses to each of the Staff’s comments and we propose to file an amended Annual Report on Form 10-K/A promptly following confirmation from the Staff that our responses adequately address the Staff’s concerns.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. In connection with our responses, Arrowhead acknowledges that:

•	Arrowhead is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Arrowhead may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim Rosenberg

Mr. Frank Wyman

August 24, 2007

Form 10-K for fiscal year ended September 30, 2006

General & Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

1. Please confirm that your amended Form 10-K will reflect all revisions for which you committed to make in future filings.

2. More thoroughly discuss uncertain matters that may possess a high degree of susceptibility to change and require estimates or assumptions that may be highly subjective or judgmental. For critical accounting estimates, adequately discuss matters with a high degree of uncertainty in applying these accounting estimates, the historical accuracy of these estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

Response to Comments 1 and 2: For ease of understanding and clarification, a revised draft of ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS is attached as Exhibit A. A summary description of the proposed changes and the appropriate page references to Exhibit A are shown below. Each proposed change is lettered for ease of discussion purposes.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A. Critical Accounting Policies and Estimates. This section has been revised as shown in Exhibit A on pages 2 through 4.

B. Research and Development Expenses. The introduction and tables have been revised and expanded as shown in Exhibit A on pages 8 through 11.

C. Contractual Obligations and Commitments. The table and narrative has been expanded as shown in Exhibit A on page 14.

CONSOLIDATED FINANCIAL STATEMENTS

D. Patent amortization is being included as operating expense and we are adding minority interest as a separate line item after a new subtotal called “loss before minority interests” and before the subtotal “loss from continuing operations”.

E. The description of “amortization of deferred compensation expense” is being changed to “stock based compensation.”

Mr. Jim Rosenberg

Mr. Frank Wyman

August 24, 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

F. We are inserting a cross-reference in the “Intellectual Property” paragraph on page F-9 to the discussion of our investment in Insert Therapeutics, Inc. on page F-11 and replacing the text under “Insert Therapeutics, Inc.” in Note 3 on page F-11 with the following:

On June 4, 2004, Arrowhead purchased 24,496,553 shares of Series B Preferred Stock, representing a 62% controlling interest, of Insert Therapeutics, Inc., a company based in Pasadena, California, for $1,000,000. At acquisition, Arrowhead also agreed to pay an additional $4,000,000 in consideration contingent upon the attainment of certain milestones in the development of Insert’s business. Since June 4, 2004, Arrowhead has paid the entire additional $4,000,000 in consideration. Arrowhead accounted for this transaction under SFAS 141, Business Combinations, as described in greater detail below.

On March 23, 2005, Arrowhead purchased 7,375,000 shares of Insert common stock from two minority stockholders of Insert for 502,260 newly issued shares of Arrowhead Common Stock. The additional investment increased Arrowhead’s net ownership of Insert by approximately 7%, from approximately 62% to approximately 69% of Insert’s outstanding voting securities. The Arrowhead Common Stock issued in the transaction was valued at $2,000,000 based on the closing market price of Arrowhead Common Stock on NASDAQ on March 23, 2005. The additional consideration paid for the 7,375,000 common shares was allocated among the assets of Insert, primarily patents, as described below.

On March 29, 2005, Arrowhead exchanged 4,000,000 shares of Insert Series B Preferred Stock for 4,000,000 shares of Insert Series C Preferred Stock. The Series C Preferred Stock has a liquidation preference senior to the Series B Preferred Stock.

On March 31, 2005, Arrowhead sold 2,640,000 shares of its Series C Preferred Stock to qualified investors for $1.00 per share. Net proceeds of the sale were $2,424,924. Arrowhead recognized a gain of $2,292,800 on the sale.

As of September 30, 2006, Arrowhead owned 68.3% of the outstanding voting securities of Insert or 57% on a fully diluted basis. As of September 30, 2006, Arrowhead had loans outstanding to Insert in the principal amount of $2,300,000, bearing simple interest at 6 percent. The loans and all accrued and unpaid interest were repaid in full following the completion of Insert’s financing in October 2006. See Note 11, Subsequent Events, for further details. Following the October 2006 financing, Arrowhead owned 64.5% of the outstanding voting securities of Insert. See Note 11, Subsequent Events, for further details.

Developing new drugs for market is a long process expected to last years. At the time of Arrowhead’s initial purchase of Insert securities in June 2004, Insert was in the process of developing unique intravenous drug delivery technologies for cancer

Mr. Jim Rosenberg

Mr. Frank Wyman

August 24, 2007

therapeutics. The delivery system enables Insert to develop its own pharmaceutical products and provide customized drug delivery solutions for others. In addition to intravenous use, the delivery system may also be effective for use in tablets, topical ointments and inhalers. At the time, the primary asset of Insert was the exclusive license to 14 patents and/or patent applications filed with the United States Patent and Trademark Office, as well as foreign counterparts in Europe, Japan and other countries. Insert’s initial patent was issued in January 2003 for a linear cyclodextrin copolymer drug delivery technology. Two of the US patents have since been issued covering the compositions of matter, methods of use, manufacturing and purification processes and routes of delivery. The initial payment of $1,000,000, the additional contingent consideration of $4,000,000 and the purchase of shares from the minority shareholders for $2,000,000 in March 2005, have been accounted for under SFAS 141. In accordance with paragraphs 26 and 27 of SFAS 141, the $4,000,000 of contingent consideration was accounted for as an additional cost of the acquired entity. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The primary assets acquired are patents, which have alternative use.

G. We are adding the following text to the end of the paragraph at the bottom of page F-16:

In deciding whether to make an additional capital contribution to a Subsidiary, the Company looks at such factors as progress toward the previously identified milestone and the strategic and budgetary plans of the Subsidiary. Since the Company keeps close tabs on the subsidiaries, the decision regarding funding milestones is made well in advance of the milestone date or event. Should Calando or Unidym meet their milestones and the Company decides not to provide further funding, the Company would still own a majority of the outstanding voting securities of each company.

H. We are replacing the footnotes to the first table on page F-17 as follows:

(1)	Under its Agreement to Provide Additional Capital with Calando, Arrowhead has the right to provide Calando up to $7,000,000 in additional capital based upon the achievement of certain development milestones. The first of these milestone payments ($1,000,000) is for commencement of IND-enabling toxicity studies and is projected to be due during the second quarter of fiscal 2007. The second milestone payment ($3,000,000) is for filing of the IND with the FDA and is projected to be reached during the fourth quarter of fiscal 2007. The last of these milestone payments ($3,000,000) is for the submission of documents to the FDA to begin Phase II clinical trials and the filing of a second IND with the FDA for a new therapeutic, and is projected to be reached during the third quarter of fiscal 2008.

Mr. Jim Rosenberg

Mr. Frank Wyman

August 24, 2007

(2)	Under its Agreement to Provide Additional Capital with Unidym, Arrowhead has the obligation to provide Unidym up to $4,000,000 in additional capital. Payments of $2,000,000 each are payable in June 2007 and in June 2008 and are based upon dates rather than milestones.

I. We are adding the following to the beginning of the paragraph under “Sponsored Research” on page F-17:

By funding university research, Arrowhead has the opportunity to ascertain the technical success at low research cost and, if warranted, continue cost effective development at the university by leveraging the already existing resources available to scientists at universities, such as laboratories and equipment as well as a culture that encourages the exchange of ideas. Moreover, the cultivation of relationships in the academic community provides an additional window into other promising technologies. Arrowhead has the exclusive right to the technology developed by the research it sponsors, and if such technology appears to have commercial applications, Arrowhead can form a majority-owned subsidiary to develop the technology and provide stock in the subsidiary to the scientist and the universities in order to give them an economic interest in seeing the subsidiary succeed. Should the related technology prove to be too hard or too expensive to commercialize, Arrowhead may terminate the license agreement and return the licensed intellectual property to the university.

Mr. Jim Rosenberg

Mr. Frank Wyman

August 24, 2007

Note 3. Investment in Subsidiaries, page F-11

3. Please refer to prior Comment 7: “Please tell us why you have recorded goodwill in connection with your purchase of Calando stock in fiscal 2005 given your allocation of the entire fiscal 2006 purchase of minority interest to in-process research and development. Also, you recorded goodwill related to your investment in Aonex, which was subsequently written off as impaired in fiscal 2006. Calando and Aonex appear to be newly formed development stage enterprises that do not meet the definition of a business in EITF 98-3. Please revise your financial statements to remove any goodwill associated with these investments or cite authoritative literature to support your accounting.”

Given your statement that “Aonex and Calando were formed by Arrowhead,” both companies appear to be newly formed development stage enterprises that should have been accounted for as investments in subsidiaries and not as business combinations that result in goodwill. Please tell us more specifically how you accounted for your initial and subsequent investments in Aonex and Calando, including the interests of minority shareholders, during the past three fiscal years. For example, explain to us your cash flows from investing activities related to your interests in Aonex and Calando. Also explain to how you accounted for the R&D activities of Aonex and Calando in your consolidated financial statements.

Response to Comment 3:

Aonex was founded in April 2004 in collaboration with several co-founders. At the time of formation in exchange for 80% ownership interest, Arrowhead contributed $2,000,000 and agreed to contribute an additional $3,000,000 based on milestones. The co-founders contributed the exclusive license to certain intellectual property and technical know-how in exchange for 20% ownership interest in Aonex. The $3,000,000 of additional capital was contributed during fiscal years 2005 and 2006. As it was contributed, the total cash was included on the consolidated balance sheet. In order to reflect the claim of the minority shareholders in the contributed cash, the consolidated balance sheet of Arrowhead recognized a portion of the initial and each additional contribution as goodwill with a corresponding increase in minority interest balance. In the Statement of Cash Flows, the investments are presented as “cash paid for interest in Aonex”, and “Cash obtained from interest in Aonex” for the same amounts, with no net effect on the net cash flows from investing activities, as the cash remains in the consolidated balance sheet. As Aonex incurred expenses over the quarters, 100% of expenses are included in the consolidated results of operations and a proportionate share of the loss was deducted from minority interest until the balance was zero. The entries related to the initial and additional contributions by year are included in Exhibit B.

At fiscal 2006 year end, the goodwill attributable to Aonex was written down to zero to reflect the Company’s belief that any return on the Company’s investment in Aonex would be limited.

Mr. Jim Rosenberg

Mr. Frank Wyman

August 24, 2007

Calando was founded in February 2005 by several co-founders. Subsequent to its formation, Arrowhead acquired majority interest in exchange for $250,000 and the agreement to provide $3,750,000 in additional capital subject to milestones. The additional capital was contributed in fiscal years 2005 and 2006. These transactions were recorded in the same manner as the Aonex transactions described above. In February 2006, Arrowhead acquired newly issued stock from Calando for $3,000,000 and an agreement to contribute an additional $7,000,000 based on milestones. In Arrowhead’s 10-Q for the quarter ended March 31, 2006, the preliminary accounting for this transaction was similar to the previous transactions with Aonex and Calando, increasing goodwill and minority interest. Concurrent with this additional investment, Arrowhead purchased shares of Calando stock from Calando’s minority shareholders. The entire amount was preliminarily recorded as additional goodwill.

Upon year-end review of the accounting literature, review of filings by other companies and further analysis of our transactions, the audited consolidated financial statements included with Arrowhead’s 10-K for the year ended September 30, 2006 do not include any increase in goodwill or minority interest as a result of the acquisition of increased ownership in Calando during the year. The investment of additional capital in Calando appears on the cash flow statement as “Cash paid for interest in Calando” and “Cash obtained from interest in Calando” for the same amounts with no net effect on the net cash flows from investing activities, as the cash remains with the Company in the consolidated balance sheet. All amounts relating to the acquisition of stock from minority shareholders have been expensed as “purchased in-process R&D”. The entries related to the initial and additional contributions in Calando year by year are included in Exhibit B.

Mr. Jim Rosenberg

Mr. Frank Wyman

August 24, 2007

In our response to the SEC’s initial comment letter of February 2007, we concurred with the SEC’s comment with regard to the goodwill related to Calando. At March 31, 2007, the remaining goodwill attributable to the initial acquisition of Calando was expensed to “Purchased in process R&D”.

A detailed analysis of the original accounting and subsequent investments in Aonex and Calando, including the interests of the minority stockholders, during the past three fiscal years is attached as Exhibit B. The analysis also provides a summary of the impact of accounting for Aonex and Calando as investments and only recognizing minority interest to the extent of their actual capital investment and not the minority interest’s ownership percentage. Our analysis shows that the net result of changing the accounting for Aonex and Calando from 2004 through 2006 by eliminating the goodwill and minority interest is to increase the cumulative reported net loss of the Company by approximately $149,000 or 0.52 percent.

A summary of the estimated impact of the changes on the net loss by fiscal year is shown below.

Year	Amount	Description
2004	$(87,465)	Increase in net loss
2005	(616,165)	Increase in net loss
2006	554,879	Decrease in net loss

Cumulative	$(148,751)	Increase in net loss

The changes to the net loss above are the result of adjustment only to goodwill and minority interest as discussed above. All other expenses have been previously recorded in the consolidated financial statements.

4. You corrected the erroneous recording of Calando goodwill in the quarterly period ended March 31, 2007 “due to the write off of goodwill to in process R&D to be more conservative in our balance sheet.” Please explain to us why amounts related to your investments should be recorded to IPR&D instead of an investment in subsidiary. Tell us the factors that you considered in concluding that the error corrected in fiscal 2007 was immaterial to 2005 operating results. Also explain your basis for allocating $788,640 of this $963,150 correction to Calando’s minority interest.

Response to Comment 4: The amounts contributed by Arrowhead to Calando are recorded as increases in Arrowhead’s investment in its subsidiary which in turn is eliminated in consolidation. Amounts paid to purchase shares from minority shareholders increases

Mr. Jim Rosenberg

Mr. Frank Wyman

August 24, 2007

Arrowhead’s investment in the subsidiary, but do not result in any increase in the subsidiary’s asset or capital accounts. Such additional investments that do not result in additional assets or capital at the subsidiary are and expensed in consolidation as purchased in-process research and development.

The impact of the fiscal 2007 adjustment on 2005 was considered in light of the cumulative impact upon each of the fiscal years. To the extent that the net loss in 2005 is understated, the net loss of 2006 is nearly equally overstated with the net result being approximately $149,000 increase in the inception to date operating loss of $28,476,000 as shown on the September 30, 2006 Form 10-K. The expenses and net cash consumption reported do not change.

As described in the response to Comment 3, the original recording of goodwill happened in conjunction with the recording of the minority interest for those same investments. The $963,150 of goodwill is eliminated together with its corresponding minority interest. For a more detailed analysis please refer to Exhibit B.

5. In 2006, you wrote down goodwill recorded in connection with Aonex investment. Please tell us why this write down does not represent a correction of an erroneous recording of goodwill in 2004 consistent with Calando.

Response to Comment 5: Please refer to the attached Exhibit B analysis of the Aonex goodwill resulting from Arrowhead’s investment transactions in 2004, 2005 and 2006. Had the Aonex investments not been accounted for as increases in goodwill and minority interest, the consolidated net loss for Arrowhead would increase or decrease by the amounts shown in the summary table in response to Comment 3 above or as detailed in Exhibit B attached. We believe the effects of this recording of goodwill in 2004, to be immaterial to the 2004, 2005 and 2006 consolidated financial statements.

6. Please refer to prior comment 10. Please describe your accounting for the warrants issued by Aonex, which are described on page 15 of your filing. Also, explain why “there was no accounting entry necessary” for the Calando warrants.

Response to Comment 6:

In conjunction with the formation of Aonex, a suite of intellectual property was licensed from Caltech in exchange for Aonex issuing a warrant to Caltech to purchase 700,000 shares of Aonex common stock at an exercise price of $0.001 per share, or an aggregate exercise price of $700. The warrants were not issued in tandem with any other security. Any shares purchased under the warrant would be subordinate to Arrowhead’s liquidation preferences for Arrowheads entire investment. No value has been assigned to the warrants, as their value is deemed to be immaterial.

The accounting entry made upon the exercise of the Calando warrants was to record cash of $135 representing the aggregate exercise price paid for the 2,700,000 shares issuable upon exercise of the Calando warrant at $.00005 per share.

Mr. Jim Rosenberg

Mr. Frank Wyman

August 24, 2007

* * *

We hope that this provides an adequate response to the Staff’s concerns. We would appreciate any attention you can give to this matter. If you have any question about the answers above or wish to discuss them prior to our filing of the amended 10-K, please call me at (626) 304-3400 or email me at pmcdonnel@arrowres.com.

Sincerely,

/s/ Paul McDonnel
Paul McDonnel
VP of Finance & Controller

cc:	Rachael Wexler, Esq.
R. Bruce Stewart

EXHIBIT A

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Arrowhead Research Corporation (“Arrowhead” or the “Company”) is a development stage nanotechnology company commercializing new technologies in the areas of life sciences, electronics, and energy. Arrowhead’s mission is to build value through the identification, development and commercialization of nanotechnology-related products and applications. The Company works closely with universities to source early stage deals and to generate rights to intellectual property covering promising new nanotechnologies. Arrowhead takes a portfolio approach by operating multiple subsidiaries (each a “Subsidiary,” and, collectively the “Subsidiaries”) which allows the pursuit of multiple opportunities and diversifies risk. Currently, Arrowhead operates four majority owned Subsidiaries commercializing nanotech products and applications and funds a number of prototype development efforts in leading university labs in exchange for the exclusive right to license the technology developed in such labs.

Majority-owned Subsidiaries

Arrowhead owns majority interest in its Subsidiaries, securing substantial participation in any success. Each subsidiary is staffed with its own technical and business team that focuses on its specific technology and markets while Arrowhead provides financial, strategic, and administrative resources. The Company’s four majority owned Subsidiaries are commercializing a variety of nanotech products and applications, including anti-cancer drugs, RNAi therapeutics, carbon-based electronics and compound semiconductor materials. In the near term, Arrowhead expects to add to its portfolio through selective acquisition and formation of new companies.

Sponsored Research

In exchange for the exclusive right to license the resultant technology developed in sponsored laboratories, Arrowhead works with some of the most outstanding academic institutions in the country, including the California Institute of Technology (Caltech), Stanford University, Duke University and the University of Florida, in critical areas such as stem cell research, carbon electronics, and molecular diagnostics. By funding university research, Arrowhead has the ability to ascertain the probability of technical success at low research cost and, if warranted, continue cost effective development at the university by leveraging the already existing resources available to scientists at universities, such as laboratories and equipment as well as a vibrant location that encourages the exchange of ideas. Moreover, the cultivation of relationships in the academic community provides an additional window into other promising technologies.

Subsidiaries

At September 30, 2006, the Company has four majority owned operating Subsidiaries, Insert Therapeutics, Inc. (“Insert”), Calando Pharmaceuticals, Inc. (“Calando”), Unidym, Inc. (“Unidym”) (formally NanoPolaris, Inc.) and Aonex Technologies, Inc. (“Aonex”). As part of our model, the company will create or close subsidiaries based upon the success of the subsidiary. The accounting, finance, human resources, investor relations and Sarbanes Oxley compliance are handled by the parent allowing the subsidiaries to focus on development and commercialization of products.

Insert has developed Cyclosert™, a proprietary drug delivery platform technology based on a nano-engineered class of linear cyclodextrin-containing polymers. Insert’s first investigational new drug application for its first drug candidate, IT-101, was approved by the U.S. Food and Drug Administration in March 2006. IT-101 is a conjugate of Insert’s patented nano-engineered drug delivery polymer and camptothecin, a potent anti-cancer compound. A Phase I study for IT-101 is being conducted at the City of Hope, in Duarte, California.

Calando is designing, developing and commercializing novel RNAi therapeutics to treat diseases and other medical conditions by combining effective RNAi therapeutics with patented and proprietary delivery technologies.

Unidym is developing thin film nanotube electronics and has assembled exclusive commercial rights to nanotube materials and processes developed at several universities. On June 13, 2006, NanoPolaris acquired the net assets, including the name, of Unidym, a Los Angeles-based company that develops carbon nanotube electronics. On August 3, 2006, NanoPolaris changed its name to Unidym, Inc.

Aonex is developing engineered wafers to enable manufacturers of blue and white LEDs to reduce their production costs and create higher efficiency devices. After analyzing the existing competition and scale required for success in its core markets, Aonex has opted to seek an established company with which to partner in its future commercialization efforts. Aonex is in the process of exploring possibilities with several firms to develop its technology further and to integrate its process into existing manufacturing processes. In such a partnership, Aonex would provide the technology developed to date while the larger partner would provide resources and the product stream. This change of strategy will likely limit the return that Arrowhead is able to achieve on its investment in Aonex. Therefore, the Company has elected to write off $999,000 in goodwill attributable to the investment in Aonex. The consolidated statements of operations include a $999,000 impairment expense related to Aonex.

On June 3, 2005, a majority of the shareholders of Nanotechnica, Inc. voted to dissolve that company. Pursuant to the license agreements between Nanotechnica and Caltech, Nanotechnica returned two issued patents to Caltech and transferred the remaining 32 patents to Arrowhead. Arrowhead performed a market study covering the technology represented by the patents and concluded that there is only a remote possibility for near term commercialization of the technology transferred to Arrowhead. Therefore Arrowhead has accounted for the approximately $1.2 million loss generated by Nanotechnica in FY 2005 as a Loss on Dissolution of Nanotechnica, Inc. With the dissolution of Nanotechnica, the Company’s agreement to provide additional capital of up to $16 million to Nanotechnica terminated.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial statements and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make assumptions, judgments and estimates that can have a significant impact on amounts reported in our financial statements including, the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. We believe that our assumptions, judgments and estimates are reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. On a regular basis, we evaluate our assumptions, judgments and estimates and make changes accordingly.

The key assumptions, judgments and estimates used to determine the carrying values of long-lived assets, are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important, which could trigger an impairment review include the following:

•	Significant under performance relative to the expected milestones, or projected viability of the technology;

•	Significant changes in the manner or our use of the acquired assets or the strategy for our business;

•	Significant adverse changes in legal factors, accounting pronouncements, business climate, including adverse regulatory actions or assessments; and

•	Significant decline in our stock price for a sustained period.

We estimate the value of the assets at sale or disposal and compare it to its carrying value in determining whether impairment potentially exists. Third party appraised values may also be used in determining whether impairment potentially exists. In assessing the recoverability of goodwill and other intangible assets, estimates of market values, and estimates of other factors are used to determine the fair value of the respective assets. If these estimates change in future periods, future goodwill and intangible asset impairment tests may result in charges to earnings.

The Securities and Exchange Commission has defined a company’s most critical accounting policies as those that are most important to the portrayal of its financial condition and results of operations, and which requires the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the following accounting policies as critical accounting policies. There have been no changes to the critical accounting policies described in our Annual Report on Form 10-K for the fiscal year ended September 30, 2006.

Summary of Significant Accounting Policies

Basis of Presentation—The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation—The consolidated financial statements of the Company include the accounts of Arrowhead and its Subsidiaries Calando Pharmaceuticals, Inc. (“Calando”), Insert Therapeutics, Inc. (“Insert”) and Unidym, Inc. (formally known as NanoPolaris, Inc.) and Aonex Technologies, Inc. (“Aonex”). Nanotechnica, Inc. (“Nanotechnica”) is included in the results as Loss from Discontinued Operations. All significant intercompany accounts and transactions are eliminated in consolidation and minority interests were accounted for in the consolidated statements of operations and the balance sheets.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions, judgments and estimates that affect the amounts reported in the accompanying financial statements. Significant estimates made in preparing these financial statements include the values for the allowance for doubtful accounts, accrued expenses, stock based compensation, deferred taxes, patents, goodwill, minority interest, purchased in-process research and development and useful lives for depreciable and amortizable assets. Actual results could differ materially from those estimates.

Cash and Cash Equivalents—For purposes relating to the statement of cash flows, the Company considers all liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk—The Company maintains checking accounts for Arrowhead and separate accounts for each subsidiary at one financial institution. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company has a portion of its excess cash in three “Diversifier Accounts” at the same financial institution. The “Diversifier Accounts” invest in other bank issued CD’s in amounts of $100,000, each of which are fully insured by FDIC. The Company has a Wealth Management Account at the same financial institution which invests in higher yield money market accounts and in government securities. At September 30, 2006, the Company had uninsured cash deposits totaling $18,691,214. The Company has not experienced any losses in such accounts and management believes it has placed its cash on deposit with financial institutions that are financially stable.

Property and Equipment—Property and equipment are recorded at cost. Depreciation of property and equipment is recorded on the straight-line method over the respective useful lives of the assets ranging from 3 to 7 years. Leasehold improvements are amortized over the life initial term of the leases.

Intellectual Property—At September 30, 2006, intellectual property consists of patents and patent applications licensed or purchased in the gross amount of $570,983. The purchased patent applications are being amortized over three years unless a patent is determined to have no foreseeable commercial value and is written down to $1. During fiscal 2006, it was determined that patents and patent applications covering CFIT technology, useful for measuring the force between DNA and small molecule drugs had no foreseeable commercial value and $44,497 was expensed during the fiscal year reducing the patent’s carrying value to $1. A portion of the Company’s investment in Insert has been allocated to the patent held by Insert. The Insert patent, in the gross amount of $3,301,190, is being amortized over the life of this patent. As of September 30, 2006, the Insert patent has 146 months until its expiration. The accumulated amortization of patents totaled $517,686 at September 30, 2006. The majority of the Nanotechnica patents were transferred from Nanotechnica to Arrowhead in June 2005. The transferred patents were returned to the California Institute of Technology in January 2006.

Purchased In-Process Research and Development—In connection with the acquisition of additional shares in Calando from minority stockholders, Arrowhead expensed $2.4 million of in-process research and development costs within research and development expenses in the accompanying Consolidated Statement of Operations. The additional ownership interest as of the dates of acquisition were evaluated in the context of SFAS No. 2, Accounting for Research and Development Costs, EITF 98-3 and FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, which require costs to purchase in-process research and development be expensed as incurred. The fair value was estimated based upon the value of the consideration given as there is no guarantee of any future cash flows.

Goodwill—Goodwill represents the excess of cost over the value of net assets of businesses acquired pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and is carried at cost unless write-downs for impairment are required. The Company evaluates the carrying value of goodwill on an annual basis and whenever events and changes in circumstances indicate that the carrying amount may not be recoverable, an adjustment is then made. The goodwill of $999,000 for Aonex was written down to zero as of September 30, 2006. While Aonex remains an operating subsidiary, it has become clear that Aonex needs to team with a larger partner. Aonex has several candidates with which it is exploring possibilities. However, the goodwill associated with Aonex can not be supported without a partner and therefore management believes that it is impaired and should be written off. Goodwill at September 30, 2006 consisted of $963,150 for Calando.

Revenue Recognition—The Company recognizes license fee revenue on a straight-line basis over the term of the license. Development fees, milestone fees, collaboration fees and grant revenues are recognized upon the completion and payment of services or achievement of the mutually agreed milestones.

Research and Development—Research and development costs are charged to expense as incurred in accordance with FASB statement No. 2, “Accounting for Research and Development Costs.”

Earnings (Loss) per Share—Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share are computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares primarily consist of stock options issued to employees and consultants and warrants of the Company. For the years ended September 30, 2006 and 2005 respectively, the effect of options was anti-dilutive.

New Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, (“FIN 48”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statement.” SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effective adjustment within net income of the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. The Company does not believe this pronouncement will have a material impact in its financial position, results of operations or cash flows.

In February 2006, the FASB issued FAS 155 (SFAS No. 155), Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140. This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise have to be accounted for separately. The new statement also requires companies to identify interests in securitized financial assets that are freestanding derivatives or contain embedded derivatives that would have to be accounted for separately, clarifies which interest-and principal-only strips are subject to Statement 133, and amend Statement 140 to revise the conditions of a qualifying special purpose entity due to the new requirement to identify whether interests in securitized financial assets are freestanding derivatives or contain embedded derivates. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, but can be adopted early as long as financial statements for the fiscal year in which early adoption is elected, including interim statements, have not yet been issued. The adoption of this accounting pronouncement is not expected to have a material effect on our consolidated financial statements.

In March 2006, the FASB issued FAS 156 (SFAS No. 156), Accounting for Servicing of Financial Assets— an amendment of FASB Statement No. 140. This standard clarifies when to separately account for servicing rights, requires servicing rights to be separately recognized initially at fair value, and provides the option of subsequently accounting for servicing rights at either fair value or under the amortization method. The standard is effective for fiscal years beginning after September 15, 2006 but can be adopted early as long as financial statements for the fiscal year in which early adoption is elected, including interim statements, have not yet been issued. The adoption of this accounting pronouncement is not expected to have a material effect on our consolidated financial statements.

In September 2006, the FASB issued FAS 157 (SFAS No. 157), Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Earlier application is encouraged. The adoption of this accounting pronouncement is not expected to have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers, Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS 158 improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit pension and a postretirement plan as an asset or liability in its statement of financial position. The changes in funded status in that year are required to go through other comprehensive income. Additional disclosure will also be required on certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS 158 is effective for fiscal years ending after December 15, 2006 for recognition, as related to disclosure provisions, and it is effective for fiscal years ending after December 15, 2008 for measurement date provisions. The adoption of this accounting pronouncement is not expected to have a material effect on our consolidated financial statements.

Results of Operations

The Company had a consolidated loss of approximately $19.0 million for the year ended September 30, 2006 versus a consolidated loss of $6.9 million and $2.5 million for September 30, 2005 and 2004, respectively. During the second quarter of FY 2005, the company recognized a gain of $2.3 million applicable to the sale to third parties of a portion of Arrowhead’s ownership in Insert, thereby reducing the loss for FY 2005 by the same amount.

The increase in the FY 2006 consolidated loss adjusted for the one time gain in FY 2005 occurred in several areas. First, staffing continues to increase as the Company grows. Staff has been added at all levels within the company to accommodate the increase in development efforts, to handle the increase in general, accounting and administrative responsibilities as the Company has grown and to comply with the Sarbanes Oxley Act of 2002, as amended (“SOX”). Second, Insert incurred major expenses during FY 2006 and FY 2005 related to preclinical research, to filing the Investigational New Drug application (IND) with the U.S. Food and Drug Administration, (“FDA”) to obtaining sufficient IT-101 drug inventories to be able to enter Phase I Clinical Trials and to pay for preparation required to enter the trials. Third, legal expenses increased as the Company completed a private placement, recapitalized Calando, acquired the net assets of Unidym, examined or reviewed new potential deals and maintained patents licensed from various universities. Fourth, facilities cost increased at the Corporate headquarters, at Calando and at Insert due to each moving in to new facilities, refurbishing an existing space to meet Calando’s needs and the establishment of new facilities to meet growth of or to house new subsidiaries. Fifth, the Company has elected to record $2,448,000 paid in the acquisition of a portion of the outstanding minority interest in Calando as acquired in-process research and development that was expensed in fiscal 2006.

Expenses

The analysis below details the operating expenses and discusses the increased expenditures within the major categories.

For purposes of comparison, the amounts for twelve month periods ended September 30, 2006, 2005 and 2004 respectively are shown in the tables below. Certain prior period amounts have been reclassified to conform to the current period presentation.

The amounts for each period have been adjusted to include the adoption of SFAS 123R and to eliminate Nanotechnica from continuing operations.

Salary & Wage Expenses

(in thousands)

	Year Ended Sept 30 2006	% of expense category	Year Ended Sept 30 2005	% of expense category	Year Ended Sept 30 2004	% of expense category
G&A—compensation-related	$2,697	42%	$1,058	37%	$257	46%
Stock-based compensation	1,369	21%	509	18%	42	8%
R&D—compensation-related	2,405	37%	1,281	45%	257	46%

Total	$6,471	100%	$2,848	100%	$556	100%

The Company was established in May 2003 but had only one employee until the second quarter of FY 2004. The major reason for the growth in compensation over the three year period was the addition of administrative and technical staff. During this three year period, the Company started Aonex (April 2004),

NanoPolaris (April 2005), Calando (February 2005), Nanotechnica (September 2004 and closed in June 2005) and acquired Insert (June 2004).

In FY 2006, FY 2005 and FY 2004, the Company and its Subsidiaries also had performance reviews and increased the pay of existing employees where warranted. These increases contributed to the growth in salary expense over the three year period.

Another major reason for the increase in G&A related compensation in FY 2006 when compared to FY 2005 is the result of hiring and subsequent departure of a new President for Arrowhead and the associated severance. The Company intends to hire a new Chief Executive Officer in FY 2007 and began the search process in November 2006. In addition to cost associated with the prior President and his severance, the corporate office hired one additional executive to support the Company and the Subsidiaries in the areas of SOX implementation, financial analysis and budgeting. In May 2005, Arrowhead’s CEO pay was adjusted upward by the Compensation Committee. Prior to June 2005, the CEO was paid a nominal amount to accommodate the Company’s start up status while the Company obtained financing and began operations. Prior to January 2005, the President of Insert/Calando was a consultant. Beginning in January 2005, he became a full time employee. Both Insert and Calando hired administrators in FY 2005 which further added to the increase in FY 2006. The change between FY 2005 and FY 2004 was caused by the need to add staff to handle human resources and accounts payable as the Company grew and the addition of a president and administrators for Insert and Calando.

The increase in stock based compensation in FY 2006, FY 2005 and FY 2004 is related to the issuance of stock options to new and existing employees and expense booked pursuant to the adoption of SFAS 123R which requires expensing of stock-based compensation for all options granted.

The R&D compensation increased from fiscal year to fiscal year as a result of establishing new Subsidiaries, hiring additional technical staff for the new Subsidiaries and to increase the pace of development. The Company expects that salaries and wages will continue to grow during FY 2007 as more people are hired to support development within the Subsidiaries.

General & Administrative Expenses

(in thousands)

	Year Ended September 30 2006	% of expense category	Year Ended September 30 2005	% of expense category	Year Ended September 30 2004	% of expense category
Professional/outside services	$1,610	32%	$920	34%	$180	20%
Facilities related	995	20%	594	22%	161	18%
Patent expense	782	15%	164	6%	—	—
Travel expense	288	6%	172	7%	85	9%
Business insurance	291	6%	156	6%	39	4%
Depreciation-G&A	295	6%	277	10%	75	8%
Others	773	15%	394	15%	374	41%

Total	$5,034	100%	$2,677	100%	$914	100%

G&A expenses have increased each year since the Company was founded in May 2003. The major increases in non-compensation related professional/outside services are associated with the purchase of Subsidiary stock in all years shown, capital contributions to Subsidiaries in all years shown, the acquisition of the net assets of Unidym in FY 2006, and SOX compliance (primarily in FY 2006 but also in FY 2005).

The Company has also spent money in both FY 2005 and FY 2006 to increase its public and investor relations as the Company seeks to gain more recognition in the market place. In FY 2005, the Company incurred one-time expenses in connection with the call of its previously issued warrants to purchase Common Stock and the dissolution of Nanotechnica.

Arrowhead incurred additional expense for new or expanded leases as Subsidiaries are established or expanded. Facilities related expenses are expected to increase in FY 2007 with the Company’s move to larger corporate offices in March 2006, and the move of Insert into new laboratory facilities in June 2006. In addition, Calando moved in July 2006 into the facility previously occupied by Insert which increased Calando’s rent expense. The Company purchased the assets of Unidym in June 2006 and will seek office and lab facilities for Unidym in FY 2007.

The increase in patent expense during FY 2006 relates primarily to $300,000 of patent expenses billed by Caltech for patent & patent applications that Insert licenses relating to a time period from calendar 2003 through 2006. The Company was not aware of the magnitude of these charges until they were billed by Caltech. Patent expense was also incurred related to due diligence for the acquisition of Unidym and for carbon nanotube licenses expense by Unidym.

Insurance increased as a result of increases in limits and coverage as the Company has grown since FY 2004. For instance, the director and officer insurance coverage was increased from $1 million in FY 2004 to $5 million in FY 2005 to $15 million in FY 2006. The Company incurred this expense in anticipation of attracting new executive management to the Company and its Subsidiaries. The Company will continue to see this expense increase as the Company grows.

Travel increased as the Company management pursues increased public and investor relations activities, new business initiatives and collaborations with others.

Research and Development Expenses

(in thousands)

	Year Ended September 30 2006	% of expense Category	Year Ended September 30 2005	% of expense category	Year Ended September 30 2004	% of expense category
R&D contract labor	2,542	30%	$1,025	27%	$61	7%
In-Process R&D purchased	2,448	28%	—	—	—	—
Laboratory supplies & services	1,856	22%	1,319	35%	196	25%
Sponsored research	1,170	13%	945	25%	536	68%
Depreciation-R&D	244	3%	200	5%	—	—
Other research expenses	322	4%	304	8%	—	—

Total	$8,582	100%	$3,793	100%	$793	100%

R&D contract labor involves work done on behalf of the Subsidiaries. Using contract labor allows each Subsidiary to keep its cost of development to a minimum only hiring those people that it will need in the long run. Therefore, this expense can grow or can decrease depending on the need of each Subsidiary. Due to the continued growth of the Subsidiaries since FY 2004, there has been an increase in contract labor.

The Company believes in commercial potential of RNAi in general and in Calando in particular. This belief is supported by the recently announced purchase of Sirna Therapeutics, Inc. by Merck & Co. for $1.1 billion and the award of the Nobel Prize for the discovery of RNAi. This belief is further evidenced by the Company’s decision to invest an additional $3 million in Calando in March 2006 and commit an additional $7 million based upon Calando achieving certain milestones. The Company does not believe there has been impairment in Calando’s goodwill.

At the end of fiscal 2006, the Company finalized its purchase accounting for its acquisition of a portion of Calando’s minority interest. Arrowhead purchased 1,224,000 shares of Calando’s common stock from various minority shareholders for an aggregate price of $2,448,000. The purchases were made through a series of transactions during the year. Payment for the shares included a total of $1,370,667 in cash and $1,077,333 of Arrowhead common stock. The Interpretations of FASB NO. 141, “Business Combinations” do not provide specific guidance in this situation, the Company has elected to account for the acquisition of the Calando minority interests as a purchase of in-process research and development. Under current agreements, the minority shareholders are not required to fund a proportionate share of the operating losses. Therefore, the Company has also elected to assume 100% of the operating loss with respect to future contributions to majority owned subsidiaries and newly issued shares, and does not allocate the operating loss to the minority shareholders for their proportionate ownership. Also, rather than allocate any of the purchase price to goodwill at September 30, 2006, the Company has recorded the acquisition of the additional interest as an in-process research and development expense to account for the acquisition of 1,224,000 shares from Calando’s minority shareholders. As a result, $2,448,000 was recorded as acquired in-process research and development and is included in Research and Development expense for the fiscal year ended September 30, 2006.

On March 14, 2006, Insert received approval for its IND application from the FDA for its lead anti-cancer therapeutic, IT-101 and began Phase I clinical trials in the third quarter of calendar 2006. In advance of the clinical trials, Insert was required to pay the cost to manufacture the entire amount of IT-101 necessary to complete animal trials in FY 2005 and Phase I clinical trials in FY 2006. It is the Company’s policy to expense the cost of the supplies and services when received even if they benefit subsequent years. Laboratory supplies & services remained fairly constant in FY 2006 and FY 2005. The cost of the supplies and services expensed in both years was approximately $1.3 million. While Insert was beginning Phase I clinical trials, Calando was beginning large mammal studies. While the purchase of supplies and animal studies of this magnitude is not a normal recurring expense, the continued development of new products in the Subsidiaries will result in increased R&D laboratory supplies and services in the future.

Use of contract labor and outside laboratory supplies and service allows the Subsidiaries access to equipment which is expensive to buy and which may not be needed on a regular basis. Arrowhead encourages its Subsidiaries to purchase assets when justified and to use outside services when possible to limit investment in capital equipment. This mode of operation keeps the depreciation low as a percentage of total cost.

The table below set forth the approximate amount of Arrowhead’s cash expenses for research and development at each Subsidiary for the periods described below.

	R&D expenses for year ended	R&D expenses for year ended	R&D expenses for year ended	Project cost from inception of Project through
Name of Subsidiary / Project	September 30, 2006	September 30, 2005	September 30, 2004	September 30, 2006
Calando Pharmaceuticals, Inc. / CALAA-01	$1.7 Million	$0.3 Million	—	$2.0 Million
Insert Therapeutics/ IT 101	$3.7 Million	$2.3 Million	$0.2 Million	$6.2 Million
Aonex Technologies, Inc. / Wafer Fabrication	$1.7 Million	$1.6 Million	$0.3 Million	$3.6 Million
Unidym, Inc. / Thin Film Carbon Nanotubes	$0.1 Million	—	—	$0.1 Million
Total of all Subsidiaries	$7.2 Million	$4.2 Million	$0.5 Million	$11.9 Million

Calando Pharmaceuticals, Inc.

Calando’s lead product candidate, CALAA-01, is a formulation containing Calando’s proprietary delivery technology with a siRNA duplex targeting the M2 subunit of ribonucleotide reductase, a well-established cancer target. Calando is preparing an IND application with the FDA that it expects to file in the fall of 2007, and it hopes to begin its first clinical trial before the end of calendar 2007. Calando’s research and development efforts on CALAA-01 are preliminary, and there is no assurance that this compound will be successful or that it will progress to clinical trials. Advancing this development candidate into human clinical trials is dependent on several factors, including technological feasibility and commercial opportunity as well as the availability of financial resources. Research and development expenses related to CALAA-01 are reflected in the tables above. It is not possible at this time to accurately determine the final cost of CA1AA-01, the completion date, or when revenue will commence. If Calando meets its milestone objectives (see Note 6, Commitments and Contingencies, to our Consolidated Financial Statements for an explanation of those milestones), it should have sufficient capital until the end of the second quarter of fiscal 2008.

Insert Therapeutics, Inc.

Insert was purchased by the Company in June 2004. One of the main reasons for the purchase was the Insert license with Caltech for the patent covering drug delivery using synthetic polymers for use primarily in drug delivery applications. In fiscal 2004 and fiscal 2005, Insert continued research and development of its anti-cancer therapeutic IT-101, which uses the technology covered by the Caltech patent. On March 14, 2006, Insert IND application for IT-101 was accepted by the FDA and Insert began a Phase I clinical trial in the third quarter of calendar 2006. Insert hopes have data from the Phase I trial by the fall of calendar 2007 and enter Phase II later in 2007 fiscal year.

Going forward, Insert is beginning to do commercialization work on epothlones and tubulysins as part of their pipeline of products. Insert is also preparing for Phase II trials of IT-101. Research and development expenses related to IT-101 are reflected in the tables above. It is not possible at this time to accurately determine the final cost of IT-101, the completion date, or when revenue will commence. Following a private placement of Insert stock completed in October 2006, Insert has sufficient cash to fund current development efforts through the second quarter of fiscal 2008.

Unidym, Inc.

On April 4, 2005, Arrowhead founded NanoPolaris as a wholly owned subsidiary of Arrowhead. NanoPolaris was initially capitalized with $1,000.

On June 13, 2006, NanoPolaris acquired substantially all of the net assets and the name of Unidym, a Los Angeles company that develops carbon nanotube-based electronics. The net assets acquired include Unidym’s intellectual property, prototypes, and equipment, for a purchase price consisting of $25,000 in cash paid for laboratory equipment, the assumption of $75,000 of liabilities and shares of NanoPolaris common stock, with an estimated value of $154,350, equal to 11.9% (10% on a fully diluted basis) of NanoPolaris’ outstanding voting stock, at closing. At the closing, Arrowhead Research invested $3,000,000 in NanoPolaris and committed up to $4 million of additional capital to NanoPolaris, with $2 million to be paid on the first anniversary of closing and the remaining $2,000,000 to be paid on the second anniversary of the closing. In August 2006, NanoPolaris changed its name to Unidym, Inc. Unidym has a significant portfolio of carbon nanotube-related patents and we believe is well positioned to develop products and product applications using carbon nanotubes, and by licensing technology to third parties. It is not possible at this time to accurately determine the final cost of Unidym’s development efforts. Specific factors which will affect these costs include, but are not limited to, costs of material and labor required for the development of Unidym’s products, the number of internal development projects that Unidym undertakes, the extent to which manufacturing capabilities are outsourced, and the number of joint development projects that Unidym undertakes and Unidym’s contributions to such joint development projects.

Aonex Technologies, Inc.

Aonex is currently seeking a partner to help in the continued development of blue and white LEDs. Aonex engineers wafers that are comprised of thin films of materials suitable for fabrication of blue and white LEDs, and that have been bonded onto specially engineered support wafers using a proprietary process. By optimizing the support wafer’s properties, Aonex is able to simplify the manufacture of high efficiency LED structures, improve yields and offer a viable path to larger wafer sizes (and corresponding lower costs). Aonex has performed testing of prototypes of its products and is shipping samples to potential partners. Research and development expenses related to Aonex wafers are reflected in the tables above. Aonex continues to build and ship product but in a phase down mode. It is not possible at this time to accurately determine the final cost of Aonex development efforts, the completion date, or when revenue will commence as ongoing negotiation for a large partner must be completed first.

Factors Affecting Further R&D Expenses

The Company expects that research and development expenses will continue to increase in the foreseeable future as it adds personnel, expands its pre-clinical research, begins clinical trial activities and increases its regulatory compliance capabilities. The amount of these increases is difficult to predict due to the uncertainty inherent in the timing and extent of progress in the Company’s research programs. As the Company’s research efforts mature, it will continue to review the direction of its research based on an assessment of the value of possible commercial applications emerging from these efforts.

In addition to these general factors, specific factors that will determine the eventual cost to complete the current projects at Insert and Calando include the following:

•	the number, size and duration of clinical trials required to gain FDA approval;

•	the costs of producing supplies of the drug candidates needed for clinical trials and regulatory submissions;

•	the efficacy and safety profile of the drug candidate; and

•	the costs and timing of, and the ability to secure, regulatory approvals.

It is possible that the completion of studies could be delayed for a variety of reasons, including difficulties in enrolling patients, delays in manufacturing, incomplete or inconsistent data from the pre-clinical or clinical trials, and difficulties evaluating the trial results. Any delay in completion of a trial would increase the cost of that trial, which would harm the Company’s results of operations. Due to these uncertainties, the Company cannot reasonably estimate the size, nature nor timing of the costs to complete, or the amount or timing of the net cash inflows from the Subsidiaries’ current activities. Until the Company obtains further relevant pre-clinical and clinical data, it will not be able to estimate its future expenses related to the Subsidiaries’ programs or when, if ever, and to what extent, the Company will receive cash inflows from resulting products.

Sponsored Research

The Company continues to sponsor research at Caltech (commencing in FY 2003), Stanford (commencing in June 2005), Duke (commencing in December 2005) and the University of Florida (commencing in August 2006.) The number of research projects can fluctuate as the Company adds or terminates projects. The increase in sponsored research expense in the September 30, 2006 compared to the year ended September 30, 2005 is in large part due to the expense of the Duke and the Stanford projects; each of these 2-year projects has an annual cost of approximately $300,000.

Consulting

This expense has stayed fairly consistent over the three year period but the composition has changed. In FY 2004, the major cost ($300,000) was related to raising capital and to gaining market awareness for Arrowhead. In addition, approximately $150,000 was related to consulting fees paid to Caltech professors/non employee subsidiary founders and approximately $142,000 in compensation expenses related to options granted to these consultants. In FY 2005 consulting fees to Caltech professors/non employee subsidiary founders was approximately $194,000 while compensation expense related to issuance of options to consultants was about $213,000. Outside public and investor relations services were about $120,000, directory and advisory board fees were about $85,000 and technical and computer services were about $85,000. In FY 2006 consulting fees to professors/non employee subsidiary founders was approximately $230,000. There was almost no compensation expense related to issuance of options to consultants as few options were awarded to consultants. Director and advisory board fees were about $95,000. Approximately $390,000 was related to outside consultants who performed services from looking at investment to helping with the IND to helping with the establishment of some of the efforts of Unidym. The use of consultants with diverse backgrounds enabled the Company to accomplish various missions without having to add full time staff.

Leveraged Technology and Revenue Strategy

Arrowhead continues to follow its strategy to leverage technology which is being or has been developed at universities. By doing so, Arrowhead benefits from work done at those universities and through majority-owned Subsidiaries, which can commercialize the most promising technologies developed from sponsored research and other sources. Although the Company is likely to produce prototypes and develop manufacturing processes, it may not ultimately manufacture products developed. The Company has three primary strategies to potentially generate product sales revenue:

•

License the products and processes to a third party for a royalty or other payment. By licensing, the Company would not be required to allocate resources to build a sales or a production infrastructure and could use those resources to develop additional products.

•

Retain the rights to the products and processes, but contract with a third party for production. The Company would then market the finished products. This approach would require either the establishment of a sales and distribution network or collaboration with a supplier who has an established sales and distribution network, but would not require investment in production equipment.

•	Build production capability in order to produce and market the end products. This last approach would likely require the most capital to build the production, sales and distribution infrastructure.

On a case-by-case basis, the Company will choose the strategy, which, in the opinion of management, will generate the highest return for the Company.

The Company seeks and has been awarded grants from private and public entities. While the ultimate goal of the Company is to generate revenue through the sale of products and/or the licensing of technology, the Company does record revenue from grants and from development fees. Revenue from grants and development fees are considered to be reimbursements for efforts performed on behalf of third parties and not part of the Company’s primary strategy to generate revenue.

In June 2005, Calando entered into the Company’s first commercial licensing deal whereby Calando granted an exclusive worldwide license to Benitec Ltd. (ASX:BLT) for the combination of Calando’s polymeric RNA interference (“RNAi”) delivery technology with Benitec’s RNAi-based therapeutic for the hepatitis C virus (“HCV”). Under this license agreement, Calando received an upfront payment of $150,000, which was amortized over 12 months. For the years ended September 30, 2006 and 2005 respectively, the Company recognized $406,250 and $43,750 in revenue applicable to this agreement. On July 31, 2006, the License Agreement with Benitec was terminated by mutual agreement.

In addition to the upfront payment of $150,000 to Calando, $311,280 and $43,750 in revenue for the years September 30, 2006 and 2005 respectively, was generated primarily related to development fees paid to Calando by Benitec. During FY 2006 and FY 2005, Aonex recognized revenue of $134,178 and $10,000 related to an SBIR grant and other research fees. Finally, Insert had revenue of $0, $536,932 and $196,306 for the years ended September 30, 2006, 2005 and 2004, respectively. Insert’s revenue in 2005 and 2004 came from grants received by Insert prior to its being acquired by Arrowhead.

During FY 2006, the Company was told by the Small Business Administration that it no longer qualified as a small business because it could not show that 51% of its shareholders were U.S. citizens or legal resident aliens. Therefore, the Company does not expect to receive any small business funding in the future.

The Company does not expect any product sales in FY 2007. Therefore, losses can be expected to increase before any substantial revenue is generated. To partially offset these losses, the Company is pursuing other means of funding such as licenses, contracts and collaborations with third parties. The award of such grants and contracts depends on numerous factors, many of which are not in the Company’s control, and therefore it is difficult to predict if this strategy will be successful.

Liquidity and Capital Resources

Since inception in May 2003, the Company has generated significant losses. As of September 30, 2006, the Company had $28.0 million in cash and cash equivalents compared to $22.5 million in cash and cash equivalents and marketable securities at September 30, 2005. The Company’s investment objectives are primarily to preserve capital and liquidity and secondarily to obtain investment income. The Company invests excess cash in certificates of deposit, U.S. government obligations and high grade commercial paper.

The Company’s operating activities have required significant amounts of cash. This trend will continue through FY 2007 as the Company’s Subsidiaries continue to develop and refine their products and technology. During this period the Company does not expect to generate significant amounts of revenue. It is projected that the Company and its Subsidiaries will continue to add staff, property, and equipment during FY 2007. In addition, the Company expects to continue to invest in new sponsored research projects and new business opportunities. At September 30, 2006, the Company had the right to provide, in its sole discretion, an additional $7 million to Calando if certain milestones are reached and $4 million to Unidym at specified times. These capital commitments will be used for research and development, for business development and salaries. The remainder of the cash will be used to fund on going operations. The Company believes that the cash on hand at September 30, 2006 is sufficient to meet all existing obligations and fund existing operations in FY 2007.

Since inception, the Company has funded operations and acquisitions through the issuance of equity. As of September 30, 2006, the Company had raised approximately $53 million through the sale of Common Stock and the exercise of Warrants. New business opportunities may require additional cash resources. In the future, the Company may seek additional funding through public or private financing, through collaborations and/or through private and U.S. government grants.

Except for copy machines, the Company does not lease any equipment and purchases all of its required capital assets. To date, when leasing facility space, the Company has been successful in having most leasehold improvements paid for by the landlord and included in the lease cost. The Company may not be able to do so in all cases going forward.

Off-Balance Sheet Arrangements

We do not have and have not had any off-balance sheet arrangements or relationships.

Inflation and Changing Prices

Inflation has not generally been a material factor affecting our financial condition, results of operations or cash flows in the periods shown. Management does not believe that inflation will be a material factor in FY 2007, even though our general operating expenses, such as salaries, employee benefits and facilities costs are subject to normal inflationary pressures.

Contractual Obligations and Commitments

	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Operating Lease Obligation	$1,781,486	$664,949	$768,193	$348,344	$—
Sponsored Research	$1,746,968	$1,155,132	$591,836	$0	$—

In addition, the Company has contracts with vendors to provide material, testing and contract labor. None of those contracts goes beyond one year and almost all contracts are month to month.

Exhibit B

Impact of Changes on Arrowhead’s Consolidated Financial Statements

Inception to Date-9/30/2006 Net Loss Reported							$(28,476,319)
Inception to Date-9/30/2006 Net Loss Adjusted							(28,625,070)

Cumulative Change in Net Loss Reported (Adjusted minus Reported)							$(148,751)
Change as a % of Inception to Date Net Loss Reported							0.5%

2006	Assets	Liabilities	Min. Interest	Equity	Revenues	Operating Loss	Net Loss
Year Ended 9/30/2006-Reported	$34,525,878	$2,920,234	$934,438	$30,671,206	$595,458	$(21,240,622)	$(18,997,209)
Year Ended 9/30/2006-Adjusted	33,562,728	2,920,234	118,189	30,524,305	595,458	(20,483,382)	(18,442,330)

Difference $	(963,150)	—	(816,249)	(146,901)	—	757,240	554,879
Difference %	-2.8%	0.0%	-87.4%	-0.5%	0.0%	-3.6%	-2.9%

2005	Assets	Liabilities	Min. Interest	Equity	Revenues	Operating Loss	Net Loss
Year Ended 9/30/2005-Reported	$29,040,721	$1,024,064	$1,889,190	$26,127,467	$590,683	$(9,425,527)	$(6,854,918)
Year Ended 9/30/2005-Adjusted	27,278,571	1,024,064	828,820	25,425,687	590,683	(9,592,848)	(7,471,083)

Difference $	(1,762,150)	—	(1,060,370)	(701,780)	—	(167,321)	(616,165)
Difference %	-6.1%	0.0%	-56.1%	-2.7%	0.0%	1.8%	9.0%

2004	Assets	Liabilities	Min. Interest	Equity	Revenues	Operating Loss	Net Loss
Year Ended 9/30/2004-Reported	$11,915,778	$689,698	$1,776,630	$9,449,450	$196,306	$(2,690,833)	$(2,528,954)
Year Ended 9/30/2004-Adjusted	11,516,778	689,698	1,463,845	9,363,235	196,306	(2,690,833)	(2,616,419)

Difference $	(399,000)	—	(312,785)	(86,215)	—	—	(87,465)
Difference %	-3.3%	0.0%	-17.6%	-0.9%	0.0%	0.0%	3.5%

Impact of Changes on Arrowhead’s Major Account Classifications By Year

Inception to Date-9/30/2006 Net Loss Reported							$(28,476,319)
Cumulative Adjustments-Aonex							25,751
Cumulative Adjustments-Calando							(174,502)

Inception to Date-9/30/2006 Net Loss Adjusted							$(28,625,070)

Cumulative Change in Net Loss Reported (Adjusted minus Reported)							(148,751)
Change as a % of Inception to Date Net Loss Reported							0.52%

2006	Assets	Liabilities	Min. Interest	Equity	Revenues	Operating Loss	Net Loss
Year Ended 9/30/2006-Reported	$34,525,878	$2,920,234	$934,438	$30,671,206	$595,458	$(21,240,622)	$(18,997,209)
Adjustments-Aonex			(27,001)	27,001		999,000	554,879
Adjustments-Calando	(963,150)		(789,248)	(173,902)			—
Patent Amortization - Reclassification						(241,760)

Year Ended 9/30/2006-Adjusted	$33,562,728	$2,920,234	$118,189	$30,524,305	$595,458	$(20,483,382)	$(18,442,330)

2005	Assets	Liabilities	Min. Interest	Equity	Revenues	Operating Loss	Net Loss
Year Ended 9/30/2005-Reported	$29,040,721	$1,024,064	$1,889,190	$26,127,467	$590,683	$(9,425,527)	$(6,854,918)
Adjustments-Aonex	(799,000)		(271,122)	(527,878)			(441,663)
Adjustments-Calando	(963,150)		(789,248)	(173,902)			(174,502)
Patent Amortization - Reclassification						(167,321)

Year Ended 9/30/2005-Adjusted	$27,278,571	$1,024,064	$828,820	$25,425,687	$590,683	$(9,592,848)	$(7,471,083)

2004	Assets	Liabilities	Min. Interest	Equity	Revenues	Operating Loss	Net Loss
Year Ended 9/30/2004-Reported	11,915,778	689,698	1,776,630	9,449,450	196,306	(2,690,833)	(2,528,954)
Adjustments-Aonex	(399,000)		(312,785)	(86,215)			(87,465)

Year Ended 9/30/2004-Adjusted	$11,516,778	$689,698	$1,463,845	$9,363,235	$196,306	$(2,690,833)	$(2,616,419)

Summary of Changes in Consolidated Operating Results Created by Aonex and Calando Adjustments

	Net Loss as Reported	Net Adjustment to (Increase) Decrease Reported Net Loss			Adjusted Net Loss	Inception to Date Reported Net Loss	Inception to Date Adjusted Net Loss	Year	Amount	Description
		Aonex	Calando	Net Change
Year Ended 9/30/2004	(2,528,954)	(87,465)	—	(87,465)	(2,616,419)	(2,624,192)	(2,711,657)	2004	$(87,465)	Increase in net loss
Year Ended 9/30/2005	(6,854,918)	(441,663)	(174,502)	(616,165)	(7,471,083)	(9,479,110)	(10,182,740)	2005	(616,165)	Increase in net loss
Year Ended 9/30/2006	(18,997,209)	554,879	—	554,879	(18,442,330)	(28,476,319)	(28,625,070)	2006	554,879	Decrease in net loss

								Cumulative	$(148,751)	Increase in net loss

	Aonex Technologies, Inc.				(Increase) Decrease in Reported Net Loss
	MI Share of Net Loss- Reported	MI Share of Net Loss- Adjusted	Change in Net Loss (Reported- Adjusted)	Goodwill Impairment
	A	B	C	D	E
			B MINUS A		C + D
Year Ended 9/30/2004	88,715	1,250	(87,465)	—	(87,465)
Year Ended 9/30/2005	441,663	—	(441,663)	—	(441,663)
Year Ended 9/30/2006	444,121	—	(444,121)	999,000	554,879

Totals	974,499	1,250	(973,249)	999,000	25,751	Cumulative Impact @ 9/30/2006

	Calando Pharmaceuticals, Inc.				(Increase) Decrease in Reported Net Loss
	MI Share of Net Loss - Reported	MI Share of Net Loss- Adjusted	Change in Net Loss (Reported- Adjusted)	Goodwill Impairment
	A	B	C	D	E
			B MINUS A		C + D
Year Ended 9/30/2004	—	—	—	—	—
Year Ended 9/30/2005	175,102	600	(174,502)	—	(174,502)
Year Ended 9/30/2006	—	—	—	—	—

Totals	175,102	600	(174,502)	—	(174,502)	Cumulative Impact @ 9/30/2006

Proof of Revisions	Reported Balance @ 9/30/2006	Adjusted Balance @ 9/30/2006	Difference
Aonex-Minority Interest	(25,751)	—	25,751
Calando-Minority Interest	(788,648)	—	788,648
Calando - Goodwill	963,150	—	(963,150)

			(148,751)	(Increase) in Reported Net Loss, Agrees with Above.

Arrowhead Research Corporation					Aonex Technologies, Inc.					Aonex Consolidating Entries - Original

Date	Entity	Description	Debit	Credit	Date	Entity	Description	Debit	Credit	Date	Entity	Description		Debit	Credit
4/20/2004	ARWR	Investment in Aonex	2,000,000		4/20/2004	Aonex	Cash	2,000,000		9/30/2004	Consol	Paid in Capital (Controlling Interest)		2,000,000
4/20/2004	ARWR	Cash		2,000,000	4/20/2004	Aonex		Paid in Capital	2,000,000	9/30/2004	Consol	Paid in Capital (Minority Interest)		1,250
										9/30/2004	Consol	Goodwill		399,000
	2004									9/30/2004	Consol		Minority Interest- Balance Sheet		400,250
					4/20/2004	Aonex	Cash	1,250		9/30/2004	Consol		Investment in Aonex		2,000,000
					4/20/2004	Aonex		Paid in Capital	1,250

											To record the elimination of Arrowhead’s portion of contributed capital (80% of $2,001,250) and recognize the minority interest portion of contributed capital. (20% of $2,001,250). Goodwill is recognized to the extent of the minority interests claim on the contributed capital.

										9/30/2004	Consol	Minority Interest- Balance Sheet		88,715
										9/30/2004	Consol		Minority Interest- Share of Net Loss		88,715

											To reduce the minority interest balance by the minority interest’s portion of the net operating loss for fiscal 2004.

Date	Entity	Description	Debit	Credit	Date	Entity	Description	Debit	Credit	Date	Entity	Description		Debit	Credit
4/1/2005	ARWR	Investment in Aonex	1,000,000		4/1/2005	Aonex	Cash	1,000,000		9/30/2005	Consol	Paid in Capital (Controlling Interest)		4,000,000
4/1/2005	ARWR	Cash		1,000,000	4/1/2005	Aonex		Paid in Capital	1,000,000	9/30/2005	Consol	Paid in Capital (Minority Interest)		1,250
										9/30/2005	Consol	Goodwill		799,000
										9/30/2005	Consol		Minority Interest- Balance Sheet		800,250
8/29/2005	ARWR	Investment in Aonex	1,000,000		4/1/2005	Aonex	Cash	1,000,000		9/30/2005	Consol		Investment in Aonex		4,000,000
8/29/2005	ARWR	Cash		1,000,000	4/1/2005	Aonex		Paid in Capital	1,000,000

											To record the elimination of Arrowhead’s portion of contributed capital (80% of $4,001,250) and recognize the minority interest portion of contributed capital. (20% of $4,001,250). Goodwill is recognized to the extent of the minority interests claim on the contributed capital.
	2005
										9/30/2005	Consol	Minority Interest- Balance Sheet		88,715
										9/30/2005	Consol		Accumulated Deficit		88,715

											To reduce the minority interest balance by the minority interest’s portion of the net operating loss for fiscal 2004. ($443,575 * 20%)

										9/30/2005	Consol	Minority Interest- Balance Sheet		441,663
										9/30/2005	Consol		Minority Interest- Share of Net Loss		441,663

											To reduce the minority interest balance by the minority interest’s portion of the net operating loss for fiscal 2005. ($2,208,313 * 20%)

Date	Entity	Description	Debit	Credit	Date	Entity	Description	Debit	Credit	Date	Entity	Description		Debit	Credit
2/22/2006	ARWR	Investment in Aonex	1,000,000		2/22/2006	Aonex	Cash	1,000,000		9/30/2006	Consol	Paid in Capital (Controlling Interest)		5,000,000
2/22/2006	ARWR	Cash		1,000,000	2/22/2006	Aonex		Paid in Capital	1,000,000	9/30/2006	Consol	Paid in Capital (Minority Interest)		1,250
										9/30/2006	Consol	Goodwill		999,000
										9/30/2006	Consol		Minority Interest- Balance Sheet		1,000,250
										9/30/2006	Consol		Investment in Aonex		5,000,000

											To record the elimination of Arrowhead’s portion of contributed capital (80% of $5,001,250) and recognize the minority interest portion of contributed capital. (20% of $5,001,250). Goodwill is recognized to the extent of the minority interests claim on the contributed capital.
	2006
										9/30/2006	Consol	Minority Interest- Balance Sheet		88,715
										9/30/2006	Consol		Accumulated Deficit		88,715

											To reduce the minority interest balance by the minority interest’s portion of the net operating loss for fiscal 2004. ($443,575 * 20%)

										9/30/2006	Consol	Minority Interest-Balance Sheet		441,663
										9/30/2006	Consol		Accumulated Deficit		441,663

											To reduce the minority interest balance by the minority interest’s portion of the net operating loss for fiscal 2005. ($2,208,313 * 20%)

										9/30/2006	Consol	Minority Interest- Balance Sheet		444,121
										9/30/2006	Consol		Minority Interest- Share of Net Loss		444,121

											To reduce the minority interest balance by the minority interest’s portion of the net operating loss for fiscal 2006. ($2,220,620 * 20%)

										9/30/2006	Consol	Goodwill Impairment		999,000
										9/30/2006	Consol		Goodwill		999,000

											To record the Goodwill Impairment identified in fiscal 2006.

Arrowhead Research Corporation					Aonex Technologies, Inc.					Aonex Consolidating Entries - Alternative Accounting

Date	Entity	Description	Debit	Credit	Date	Entity	Description	Debit	Credit	Date	Entity	Description	Debit	Credit
4/20/2004	ARWR	Investment in Aonex	2,000,000		4/20/2004	Aonex	Cash	2,000,000		9/30/2004	Consol	Paid in Capital (Controlling Interest)	2,000,000
4/20/2004	ARWR	Cash		2,000,000	4/20/2004	Aonex		Paid in Capital (Controlling)	2,000,000	9/30/2004	Consol	Paid in Capital (Non-Controlling Interest)	1,250
										9/30/2004	Consol	Minority Interest		1,250
	2004									9/30/2004	Consol	Investment in Aonex		2,000,000

					4/20/2004	Aonex	Cash	1,250
					4/20/2004			Paid in Capital (Minority Interests)	1,250
											To record the elimination of Arrowhead’s portion of contributed capital and recognize non-controlling portion, actually paid by the founding scientists and management.

										9/30/2004	Consol	Minority Interest-Balance Sheet	1,250
										9/30/2004	Consol	Accumulated Deficit		1,250

											To reduce the minority interest balance by the minority interest’s portion of the net operating loss for fiscal 2004, up to the minority interest contribution of $1,250.

Date	Entity	Description	Debit	Credit	Date	Entity	Description	Debit	Credit	Date	Entity	Description	Debit	Credit
4/1/2005	ARWR	Investment in Aonex	1,000,000		4/1/2005	Aonex	Cash	1,000,000		9/30/2005	Consol	Paid in Capital (Controlling Interest)	4,000,000
4/1/2005	ARWR	Cash		1,000,000	4/1/2005	Aonex		Paid in Capital	1,000,000	9/30/2005	Consol	Paid in Capital (Minority Interest)	1,250
										9/30/2005	Consol	Accumulated Deficit		1,250
										9/30/2005	Consol	Investment in Aonex		4,000,000
8/29/2005	ARWR	Investment in Aonex	1,000,000		4/1/2005	Aonex	Cash	1,000,000
8/29/2005	ARWR	Cash		1,000,000	4/1/2005	Aonex		Paid in Capital	1,000,000		To record the elimination of Arrowhead’s portion of contributed capital and the elimination of the minority interest portion of contributed capital.
	2005

Date	Entity	Description	Debit	Credit	Date	Entity	Description	Debit	Credit	Date	Entity	Description	Debit	Credit
2/22/2006	ARWR	Investment in Aonex	1,000,000		2/22/2006	Aonex	Cash	1,000,000		9/30/2006	Consol	Paid in Capital (Controlling Interest)	5,000,000
2/22/2006	ARWR	Cash		1,000,000	2/22/2006	Aonex		Paid in Capital	1,000,000	9/30/2006	Consol	Paid in Capital (Minority Interest)	1,250
										9/30/2006	Consol	Accumulated Deficit		1,250
										9/30/2006	Consol	Investment in Aonex		5,000,000

	2006										To record the elimination of Arrowhead’s portion of contributed capital and the elimination of the minority interest portion of contributed capital.

Arrowhead Research Corporation						Calando Pharmaceuticals, Inc.						Calando Consolidating Entries - Original
Date	Entity	Description		Debit	Credit	Date	Entity	Description		Debit	Credit	Date	Entity	Description		Debit	Credit
5/6/2005	ARWR	Investment in Calando		1,000,000		5/6/2005	Calando	Cash		1,750,000		9/30/2005	Consol	Paid in Capital (Controlling Interest)		1,036,850
5/6/2005	ARWR		Cash		1,000,000	5/6/2005	Calando		Paid in Capital		1,750,000	9/30/2005	Consol	Paid in Capital (Minority Interest)		963,750
												9/30/2005	Consol	Goodwill		963,150
												9/30/2005	Consol		Minority Interest- Balance Sheet		963,750
9/30/2005	ARWR	Investment in Calando		1,000,000		9/30/2005	Calando	Cash		250,000		9/30/2005	Consol		Investment in Calando		2,000,000
9/30/2005	ARWR		Cash		1,000,000	9/30/2005	Calando		Paid in Capital		250,000
													To record the elimination of Arrowhead’s portion of contributed capital (approx. 52% of $2,000,600) and recognize the minority interest portion of contributed capital. (approx. 48% of $2,000,600). Goodwill is recognized to the extent of the minority interests’ % of ownership.
2005						5/6/2005	Calando	Cash		600
						5/6/2005	Calando		Paid in Capital (Minority Interests)		600
												9/30/2005	Consol	Minority Interest-Balance Sheet		175,102
												9/30/2005	Consol		Minority Interest - Share of Net Loss		175,102

													To reduce the minority interest balance by the minority interest’s portion of the net operating loss for fiscal 2005 the period. ($364,795 * 48%)

Date	Entity	Description		Debit	Credit	Date	Entity	Description		Debit	Credit	Date	Entity	Description		Debit	Credit
2/2/2006	ARWR	Investment in Calando		2,000,000		2/2/2006	Calando	Cash		2,000,000		9/30/2006	Consol	Paid in Capital (Controlling Interest)		6,036,850
2/2/2006	ARWR		Cash		2,000,000	2/2/2006	Calando		Paid in Capital		2,000,000	9/30/2006	Consol	Paid in Capital (Minority Interest)		963,750
												9/30/2006	Consol	Goodwill		963,150
												9/30/2006	Consol		Minority Interest- Balance Sheet		963,750
3/31/2006	ARWR	Investment in Calando		3,000,000		3/31/2006	Calando	Cash		3,000,000		9/30/2006	Consol		Investment in Calando		7,000,000
3/31/2006	ARWR		Cash		3,000,000	3/31/2006	Calando		Paid in Capital		3,000,000
													To record the elimination of Arrowhead’s portion of contributed capital ($7,000,600) and recognize the minority interest portion of % ownership. Goodwill is recognized to the extent of the minority interests’ % ownership.

2006												9/30/2006	Consol	Minority Interest-Balance Sheet		175,102
												9/30/2006	Consol		Accumulated Deficit		175,102

													To reduce the minority interest balance by the minority interests’ portion of the net operating loss for fiscal 2005 the period. ($364,795 * 48%)

												9/30/2006	Consol	Minority Interest-Balance Sheet		—
												9/30/2006	Consol		Minority Interest - Share of Net Loss		—

													No allocation made for net losses to flow through to minority interest as all net operating flow through to Arrowhead research for the Fiscal Year ended, September 30, 2006.

Arrowhead Research Corporation					Calando Pharmaceuticals, Inc.						Calando Consolidating Entries - Alternative Accounting
Date	Entity	Description	Debit	Credit	Date	Entity	Description		Debit	Credit	Date	Entity	Description	Debit	Credit
5/6/2005	ARWR	Investment in Calando	1,000,000		5/6/2005	Calando	Cash		1,750,000		9/30/2005	Consol	Paid in Capital (Controlling Interest)	2,000,000
5/6/2005	ARWR	Cash		1,000,000	5/6/2005	Calando		Paid in Capital		1,750,000	9/30/2005	Consol	Paid in Capital (Minority Interest)	600
											9/30/2005	Consol	Minority Interest- Balance Sheet		600
											9/30/2005	Consol	Investment in Calando		2,000,000

9/30/2005	ARWR	Investment in Calando	1,000,000		9/30/2005	Calando	Cash		250,000			To record the elimination of Arrowhead’s portion of contributed capital ($2,000,600) and recognize the minority interests’ portion of contributed capital.
9/30/2005	ARWR	Cash		1,000,000	9/30/2005	Calando		Paid in Capital		250,000

2005					5/6/2005	Calando	Cash		600
					5/6/2005	Calando		Paid in Capital (Minority Interests)		600	9/30/2005	Consol	Minority Interest- Balance Sheet	600
											9/30/2005	Consol	Minority Interest - Share of Net Loss		600

												To reduce the minority interest balance by the minority interests’ portion of the net operating loss for fiscal 2005 up to the total amount of its investment of $600

Date	Entity	Description	Debit	Credit	Date	Entity	Description		Debit	Credit	Date	Entity	Description	Debit	Credit
2/2/2006	ARWR	Investment in Calando	2,000,000		2/2/2006	Calando	Cash		2,000,000		9/30/2006	Consol	Paid in Capital (Controlling Interest)	7,000,000
2/2/2006	ARWR	Cash		2,000,000	2/2/2006	Calando		Paid in Capital		2,000,000	9/30/2006	Consol	Paid in Capital (Minority Interest)	600
											9/30/2006	Consol	Accumulated Deficit		600
												Consol	Investment in Calando		7,000,000
3/31/2006	ARWR	Investment in Calando	3,000,000		3/31/2006	Calando	Cash		3,000,000
3/31/2006	ARWR	Cash		3,000,000	3/31/2006	Calando		Paid in Capital		3,000,000		To record the elimination of Arrowhead’s portion of contributed capital ($7,000,600) and recognize the minority interests’ portion of contributed capital.
2006